Exhibit 99.2
EnCana Corporation
For the Three Months Ended
March 31, 2007
Management’s Discussion and Analysis

First quarter report
for the period ended March 31, 2007
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2007, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this MD&A.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production and sales volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated April 24, 2007.
Readers can find the definition of certain terms used in this MD&A in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this MD&A.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oilsands company.
EnCana operates three continuing businesses:
•	Canada, United States (“U.S.”) and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s upstream operations are located in Canada and the U.S. Offshore and international exploration is mainly focused on opportunities in Brazil, the Middle East, Greenland and France.

•	Integrated Oilsands is focused on two lines of business: the exploration for, and development and production of heavy oil from oilsands in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products in the U.S. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•	Market Optimization is focused on enhancing the sale of EnCana’s upstream production. As part of these activities, Market Optimization buys and sells third party products to enhance EnCana’s operational flexibility for transportation commitments, product type, delivery points and customer diversification.
2007 versus 2006 Results Review
In the first quarter of 2007 compared to the first quarter of 2006, EnCana:
•	Reported total cash flow of $1,752 million, an increase of 4 percent. Cash flow from continuing operations was $1,752 million, an increase of 11 percent due to higher liquids prices, higher natural gas volumes and realized hedging gains offset by lower natural gas prices and lower liquids volumes;

•	Reported net earnings of $497 million, a decrease of 66 percent from 2006 mainly due to after-tax unrealized mark-to-market losses of $423 million compared to gains of $830 million in 2006;

•	Reported operating earnings of $858 million, an increase of 24 percent mainly due to improved operating results including earnings from refinery operations;

•	Grew natural gas production 2 percent to 3,400 million cubic feet (“MMcf”) of gas per day (“MMcf/d”);

•	Increased production from natural gas key resource plays 9 percent;

•	Grew crude oil production 11 percent at Foster Creek and Christina Lake to 46,538 barrels per day (“bbls/d”). After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 45 percent to 23,269 bbls/d;

•	Reported Canada crude oil production of 84,446 bbls/d, down 15 percent due to the Pelican Lake royalty payout in April 2006 and natural declines in other properties;

•	Reported an 18 percent decrease in natural gas prices to $6.32 per thousand cubic feet (“Mcf”). Realized natural gas prices, including the impact of financial hedging, averaged $7.24 per Mcf, an increase of 1 percent;

•	Reported operating costs of $0.95 per thousand cubic feet of gas equivalent (“Mcfe”), a 16 percent increase mainly due to increased property taxes and lease rentals, chemicals, repairs and maintenance, workovers and long-term compensation expenses;

•	Completed the sale of its interests in Chad for approximately $207 million resulting in a gain on sale of $59 million;

•	Completed the sale of The Bow office project assets for approximately $57 million and signed a 25 year lease agreement;

•	Purchased 23.3 million of its Common Shares at an average price of $46.90 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $1,094 million; and

•	Increased its quarterly dividend to 20 cents per share from 7.5 cents per share in the first quarter of 2006.
On January 2, 2007, EnCana became a 50 percent partner in an integrated North American heavy oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oilsands properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Business Environment
NATURAL GAS

				Year
	Three Months Ended March 31			Ended
Natural Gas Price Benchmarks	2007 vs
(Average for the period)	2007	2006	2006	2006
AECO Price (C$/Mcf)	$7.46	-20%	$9.27	$6.98
NYMEX Price ($/MMBtu)	6.77	-25%	8.98	7.22
Rockies (Opal) Price ($/MMBtu)	5.54	-23%	7.19	5.65
Basis Differential ($/MMBtu)
AECO/NYMEX	0.40	-55%	0.89	1.06
Rockies/NYMEX	1.23	-31%	1.79	1.57

U.S. storage levels at the start of 2007 were 433 Bcf higher than at the start of 2006. The higher storage levels contributed to the downward trend in NYMEX gas prices with the first quarter of 2007 averaging $6.77/MMBtu, 25 percent lower than the same period in 2006.
The lower average AECO gas price in the first quarter of 2007 compared with 2006 is a result of the decrease in the NYMEX gas price partially offset by a narrowing of the AECO/NYMEX basis differential. A lower average Rockies (Opal) gas price in the first quarter of 2007 compared to 2006 is a result of the lower NYMEX gas price partially offset by a reduced Rockies/NYMEX basis differential. Increased demand in the Rockies region during the winter (November through March) relieved some of the pressure that strong supply growth in the Rockies had exerted on an already highly utilized pipeline grid. This caused the Rockies basis differential to strengthen in the first quarter compared to the same period last year. However, continued supply growth in the Rockies is expected to put further downward pressure on Rockies basis in the period prior to new export pipeline infrastructure coming into service. EnCana has taken steps to mitigate its projected Rockies price risk from the impact of further weakness in the Rockies basis differential through transportation arrangements and the use of financial basis hedges, the details of which are disclosed in Note 18 of the Interim Consolidated Financial Statements.
CRUDE OIL

				Year
	Three Months Ended March 31			Ended
Crude Oil Price Benchmarks	2007 vs
(Average for the period) ($/bbl)	2007	2006	2006	2006
WTI	$58.23	-8%	$63.48	$66.25
WCS	41.77	20%	34.72	44.69
Differential — WTI/WCS	16.46	-43%	28.76	21.56
USGC 3-2-1 Crack Spread(1)	10.06	21%	8.28	10.83

(1)	3-2-1 Crack Spread is the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel.
High U.S. gasoline inventories and warmer than normal weather in Europe put pressure on crude prices in the first quarter of 2007, which resulted in West Texas Intermediate (“WTI”) trading 8 percent below last year’s level. However, by the end of the first quarter of 2007, WTI prices had recovered to over $65/bbl on OPEC production cuts, Iranian tensions, continued unrest in Nigeria, the ongoing instability in Iraq, and large withdrawals in U.S. gasoline stocks. U.S. gasoline inventories as of March 31, 2007 were below the five year average, creating supply concerns prior to the peak summer driving season.
Canadian heavy oil differentials in the first quarter were much narrower compared to the same period in 2006 owing to strong U.S. Midwest refinery throughput, OPEC heavy sour crude production cuts, Western Canadian Sedimentary Basin (“WCSB”) heavy oil production interruptions, and additional pipeline capacity past the traditional Midwest market. First quarter 2006 Canadian heavy oil differentials were also wider due to high levels of inventory on ex-WCSB pipeline systems resulting in slight apportionment.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
The Western Canadian Select (“WCS”) average sales price was 72 percent of WTI for the first quarter of 2007 compared to 55 percent of WTI in the same period of 2006.
The U.S. Gulf Coast (“USGC”) 3-2-1 crack spread was stronger in 2007 versus 2006 led primarily by strength in gasoline prices and a lower price of crude oil. The strong product prices were driven by strong demand and lower inventory levels, which resulted in a reduction in days of forward cover. Also contributing to the increased USGC 3-2-1 crack spread in 2007 has been a large number of refinery interruptions in certain regions throughout much of the quarter.
U.S./CANADIAN DOLLAR EXCHANGE RATES
The impacts of currency fluctuations on EnCana’s results should be considered when analyzing the Interim Consolidated Financial Statements. The value of the Canadian dollar compared to the U.S. dollar decreased by 1.4 percent, or $0.012, to an average of US$0.854 in the first quarter of 2007 from an average of US$0.866 in the same period in 2006.
As a result, EnCana has reported a $1.20 reduction in costs for every one hundred Canadian dollars spent on capital projects, operating expenses and administrative expenses in the first quarter of 2007 relative to the first quarter of 2006. However, revenues were relatively unaffected by fluctuations in the U.S./Canadian dollar exchange rate because the commodity prices received by EnCana are largely based in U.S. dollars or in Canadian dollars at prices which are closely tied to the value of the U.S. dollar.
U.S./Canadian Dollar Exchange Rates

	Three Months Ended	Year Ended
	March 31, 2007	2006
Average U.S./Canadian dollar exchange rate	$0.854	$0.882

Average U.S./Canadian dollar exchange rate for prior year	$0.866	$0.825

Increase (decrease) in reported capital, operating and administrative expenditures caused solely by fluctuations in exchange rates, for every one hundred Canadian dollars spent	$(1.20)	$5.70

Acquisitions and Divestitures
In keeping with EnCana’s North American resource play strategy, the Company completed the following significant divestitures in the first quarter of 2007:
•	The sale of its interests in Chad on January 12 for approximately $207 million resulting in a gain on sale of $59 million; and

•	The sale of The Bow office project assets for approximately $57 million, largely representing its investment at the date of sale.
Proceeds from these divestitures were directed primarily to the purchase of shares under EnCana’s NCIB.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Consolidated Financial Results

				Year
	Three Months Ended March 31			Ended
	2007 vs
($ millions, except per share amounts)	2007	2006	2006	2006
Total Consolidated

Cash Flow (1)	$1,752	4%	$1,691	$7,161
- per share – diluted	2.25	15%	1.96	8.56

Net Earnings	497	-66%	1,474	5,652
- per share – basic	0.65	-63%	1.74	6.89
- per share – diluted	0.64	-62%	1.70	6.76

Operating Earnings (2)	858	24%	694	3,271
- per share – diluted	1.10	38%	0.80	3.91

Continuing Operations

Cash Flow from Continuing Operations (1)	1,752	11%	1,579	7,043

Net Earnings from Continuing Operations	497	-66%	1,472	5,051
- per share – basic	0.65	-63%	1.74	6.16
- per share – diluted	0.64	-62%	1.70	6.04

Operating Earnings from Continuing Operations (2)	858	30%	660	3,237

Revenues, Net of Royalties	4,436	-7%	4,772	16,399

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under “Cash Flow”.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under “Operating Earnings”.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Consolidated Financial Results (continued)
Quarterly Summary

	2007	2006				2005
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash Flow (1)	$1,752	$1,761	$1,894	$1,815	$1,691	$2,510	$1,931	$1,572
- per share – diluted	2.25	2.18	2.30	2.15	1.96	2.88	2.20	1.76

Net Earnings	497	663	1,358	2,157	1,474	2,366	266	839
- per share – basic	0.65	0.84	1.68	2.60	1.74	2.77	0.31	0.96
- per share – diluted	0.64	0.82	1.65	2.55	1.70	2.71	0.30	0.94

Operating Earnings (2)	858	675	1,078	824	694	1,271	704	655
- per share – diluted	1.10	0.84	1.31	0.98	0.80	1.46	0.80	0.73

Continuing Operations

Cash Flow from Continuing Operations (1)	1,752	1,742	1,883	1,839	1,579	2,390	1,823	1,502

Net Earnings from Continuing Operations	497	643	1,343	1,593	1,472	1,869	348	774
- per share – basic	0.65	0.81	1.66	1.92	1.74	2.19	0.41	0.89
- per share – diluted	0.64	0.80	1.63	1.88	1.70	2.14	0.40	0.87

Operating Earnings from Continuing Operations (2)	858	672	1,064	841	660	1,229	733	611

Revenues, Net of Royalties	4,436	3,676	4,029	3,922	4,772	5,933	3,061	3,461

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under “Cash Flow”.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under “Operating Earnings”.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
CASH FLOW
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows. While cash flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and are used by EnCana to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
EnCana’s first quarter 2007 cash flow was $1,752 million (2006 — $1,691 million). Cash flow from continuing operations in the first quarter of 2007 was $1,752 million (2006 — $1,579 million), an increase of 11 percent from the first quarter of 2006.
The increase in cash flow from continuing operations resulted from:
•	Average North American liquids prices, excluding financial hedges, increased 19 percent to $40.25 per bbl in the first quarter of 2007 compared to $33.87 per bbl in the same period in 2006;

•	Natural gas production volumes in the first quarter of 2007 increased 2 percent to 3,400 MMcf/d from 3,343 MMcf/d in the same period in 2006;

•	Realized financial natural gas and crude oil commodity hedging gains were $208 million after-tax (natural gas $187 million gain; crude oil and other $21 million gain) in the first quarter of 2007 compared with losses of $136 million after-tax (natural gas $105 million loss; crude oil and other $31 million loss) in the same period in 2006; and

•	Operating cash flow from U.S. refinery operations was $109 million in the first quarter of 2007.
Cash flow from continuing operations was reduced by:
•	Average North American natural gas prices, excluding financial hedges, decreased 18 percent to $6.32 per Mcf in the first quarter of 2007 compared to $7.68 per Mcf in the same period in 2006; and

•	North American liquids production volumes in the first quarter of 2007 decreased 21 percent to 130,590 bbls/d from 165,973 bbls/d in the same period in 2006. Total crude oil production at Foster Creek and Christina Lake increased 11 percent to 46,538 bbls/d. After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 45 percent to 23,269 bbls/d. In addition, Canada crude oil production decreased due to the Pelican Lake royalty payout in April 2006 and natural declines in other properties.
NET EARNINGS
EnCana’s first quarter 2007 net earnings were $497 million compared with $1,474 million in the same period in 2006. Net earnings for the period include unrealized after-tax mark-to-market losses of $423 million (2006 – after-tax gains of $830 million).
EnCana’s first quarter 2007 net earnings from continuing operations were $497 million, a decrease of $975 million from the first quarter of 2006. In addition to the items affecting cash flow as detailed previously, significant items affecting net earnings were:
•	Unrealized mark-to-market losses of $423 million after-tax (natural gas $382 million loss; crude oil and other $41 million loss) in 2007 compared with gains of $815 million after-tax (natural gas $825 million gain; crude oil and other $10 million loss) in 2006; and

•	A gain on sale of approximately $59 million from the sale of EnCana’s interest in Chad.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust net earnings and net earnings from continuing operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings and Operating Earnings from Continuing Operations has been prepared to provide investors with information that is more comparable between periods.
Summary of Total Operating Earnings

				Year
	Three Months Ended March 31			Ended
	2007 vs
($ millions)	2007	2006	2006	2006
Net Earnings, as reported	$497	-66%	$1,474	$5,652
Add back (losses) and deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	(423)		830	1,370
- Unrealized foreign exchange gain (loss), after-tax (1)	3		(3)	—
- Gain (loss) on discontinuance, after-tax	59		(47)	554
- Future tax recovery due to tax rate reductions	—		—	457

Operating Earnings (2) (3)	$858	24%	$694	$3,271

				Year
	Three Months Ended March 31			Ended
	2007 vs
($ per Common Share – Diluted)	2007	2006	2006	2006
Net Earnings, as reported	$0.64	-62%	$1.70	$6.76
Add back (losses) and deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	(0.54)		0.96	1.64
- Unrealized foreign exchange gain (loss), after-tax (1)	—		—	—
- Gain (loss) on discontinuance, after-tax	0.08		(0.06)	0.66
- Future tax recovery due to tax rate reductions	—		—	0.55

Operating Earnings (2) (3)	$1.10	38%	$0.80	$3.91

(1)	Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and partnership contribution receivable, after-tax. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued from Canada and partnership contribution receivable have maturity dates in excess of five years.

(2)	Operating Earnings is a non-GAAP measure that shows net earnings, excluding the after-tax gain or loss on discontinuance, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued from Canada and partnership contribution receivable and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on cash flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Summary of Operating Earnings from Continuing Operations

				Year
	Three Months Ended March 31			Ended
	2007 vs
($ millions)	2007	2006	2006	2006
Net Earnings from Continuing Operations, as reported	$497	-66%	$1,472	$5,051
Add back (losses) and deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	(423)		815	1,357
- Unrealized foreign exchange gain (loss), after-tax (1)	3		(3)	—
- Gain (loss) on discontinuance, after-tax	59		—	—
- Future tax recovery due to tax rate reductions	—		—	457

Operating Earnings from Continuing Operations (2) (3)	$858	30%	$660	$3,237

(1)	Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and partnership contribution receivable, after-tax. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued from Canada and partnership contribution receivable have maturity dates in excess of five years.

(2)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net earnings from continuing operations, excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued from Canada and partnership contribution receivable and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on cash flow.
RESULTS OF OPERATIONS
UPSTREAM OPERATIONS
Quarterly Production Volumes

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (MMcf/d)	3,400	3,406	3,359	3,361	3,343	3,326	3,222	3,212
Crude Oil (bbls/d)	107,715	130,563	132,814	127,459	141,552	138,241	126,425	128,827
NGLs (bbls/d)	22,875	24,106	23,907	24,400	24,421	25,111	26,055	24,814

Continuing Operations (MMcfe/d) (1)	4,184	4,334	4,299	4,272	4,339	4,306	4,137	4,134

Discontinued Operations
Ecuador (bbls/d)	—	—	—	—	48,650	70,480	71,896	73,662

Discontinued Operations (MMcfe/d) (1)	—	—	—	—	292	423	432	442

Total (MMcfe/d) (1)	4,184	4,334	4,299	4,272	4,631	4,729	4,569	4,576

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Production volumes from continuing operations in the first quarter of 2007 decreased 4 percent or 155 MMcfe/d from the comparable period in 2006 due to:
•	Production from EnCana’s crude oil key resource plays decreased 35 percent. Total crude oil production at Foster Creek and Christina Lake increased 11 percent to 46,538 bbls/d. After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 45 percent to 23,269 bbls/d. In addition, Canada crude oil production decreased due to the Pelican Lake royalty payout in April 2006 and natural declines in other properties; offset by

•	Increased production from EnCana’s natural gas key resource plays of 9 percent.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Key Resource Plays
Three Months Ended March 31

	Daily Production			Drilling Activity
	2007 vs			(number of net wells drilled)
	2007	2006	2006	2007	2006
Natural Gas (MMcf/d)
Jonah	504	9%	461	39	26
Piceance	334	6%	316	65	63
East Texas	103	4%	99	7	19
Fort Worth	106	14%	93	14	29
Greater Sierra	186	-11%	208	23	60
Cutbank Ridge	210	50%	140	27	26
Bighorn	104	44%	72	28	20
CBM Integrated	251	42%	177	408	381
Shallow Gas(1)	735	-3%	756	416	229

	2,533	9%	2,322	1,027	853

Oil (Mbbls/d)
Foster Creek	41	14%	36	15	6
Christina Lake	6	—	6	—	2
Partner’s 50% Interest	(23)	—	—	(7)	—

	23	-45%	42	8	8
Pelican Lake	23	-21%	29	—	—

	46	-35%	71	8	8
Total (MMcfe/d)	2,811	2%	2,750	1,035	861

(1)	Shallow Gas volumes and net wells drilled have been restated to report commingled volumes from multiple zones within the same geographic area based upon regulatory approval.
Produced Gas
Financial Results from Continuing Operations
Three Months Ended March 31

($ millions)		2007			2006
		United			United
	Canada	States	Total	Canada	States	Total
Revenues, Net of Royalties	$1,388	$831	$2,219	$1,441	$718	$2,159
Expenses
Production and mineral taxes	20	58	78	36	89	125
Transportation and selling	70	66	136	67	66	133
Operating	177	75	252	153	68	221

Operating Cash Flow	$1,121	$632	$1,753	$1,185	$495	$1,680

Revenues – Produced Gas
Revenues, net of royalties from produced gas, increased in the first quarter of 2007 compared with the same period in 2006 due to:
•	A 2 percent increase in natural gas production volumes offset by an 18 percent decrease in North American gas prices, excluding the impact of financial hedging; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
•	Realized financial commodity hedging gains totaled $282 million in the first quarter of 2007 compared to losses of $159 million for the same period in 2006.
Produced Gas Revenue Variances for 2007 Compared to 2006 from Continuing Operations
Three Months Ended March 31

	2006 Revenues,	Revenue		2007 Revenues,
	Net of	Variances in:		Net of
($ millions)	Royalties	Price (1)	Volume	Royalties
Produced Gas
Canada	$1,441	$(50)	$(3)	$1,388
United States	718	72	41	831

Total Produced Gas	$2,159	$22	$38	$2,219

(1)	Includes the impact of realized financial hedging.
The increase in natural gas production volumes accounts for approximately two-thirds of the 3 percent increase in revenues, net of royalties, in the first quarter of 2007 compared with the same period in 2006. The balance of the increase in revenues results from natural gas realized financial commodity hedging gains in the first quarter of 2007 compared with hedging losses in the same period in 2006.
Produced gas volumes in Canada were relatively unchanged in the first quarter of 2007. Drilling success in the key resource plays of Coalbed Methane (“CBM”) in central and southern Alberta, Cutbank Ridge in northeast British Columbia and Bighorn in west central Alberta was offset by natural declines for the Greater Sierra and Shallow Gas key resource plays and conventional properties as well as weather related delays in the Shallow Gas area.
Produced gas volumes in the U.S. increased 5 percent in the first quarter of 2007 as a result of drilling success at Jonah, Piceance, Fort Worth and East Texas.
Per Unit Results – Produced Gas
Three Months Ended March 31

	Canada			United States
	2007 vs			2007 vs
($ per thousand cubic feet)	2007	2006	2006	2007	2006	2006
Price (1)	$6.36	-17%	$7.66	$6.24	-19%	$7.70

Expenses
Production and mineral taxes	0.10	-44%	0.18	0.53	-38%	0.85
Transportation and selling	0.36	6%	0.34	0.61	24%	0.49
Operating	0.91	15%	0.79	0.67	5%	0.64

Netback	$4.99	-21%	$6.35	$4.43	-23%	$5.72

Gas Production Volumes (MMcf/d)	2,178	—	2,182	1,222	5%	1,161

(1)	Excludes the impact of realized financial hedging.
EnCana’s North American natural gas price for the first quarter of 2007, excluding the impact of financial hedges, was $6.32 per Mcf, a decrease of 18 percent compared to the same period in 2006, which is consistent with the decline in the AECO price of 20 percent. Realized financial commodity hedging gains on natural gas for the first quarter of 2007 were approximately $282 million or $0.92 per Mcf compared to losses of approximately $159 million or $0.53 per Mcf in the first quarter of 2006.
Natural gas per unit production and mineral taxes, which are generally calculated as a percentage of revenues, decreased in Canada during the first quarter of 2007 compared to the same period in 2006, mainly due to lower natural gas prices. Natural gas per unit production and mineral taxes in the U.S. decreased $0.32 per Mcf or 38 percent in the first quarter of 2007 compared to the same period in 2006 mainly as a result of lower natural gas prices and a reduction in the effective production and severance tax rates for Colorado properties.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Natural gas per unit transportation and selling costs for the U.S. increased $0.12 per Mcf or 24 percent for the first quarter of 2007 compared to the same period in 2006 primarily as a result of higher unutilized firm transportation commitments in the Piceance area.
Natural gas per unit operating expenses in Canada for the first quarter of 2007 were 15 percent or $0.12 per Mcf higher than the comparable period in 2006 as a result of higher property taxes and lease rentals, chemicals, salaries and benefits and repairs and maintenance expenses. Natural gas per unit operating expenses in the U.S. increased 5 percent or $0.03 per Mcf for the first quarter of 2007 compared to the same period in 2006 mainly as a result of higher repairs and maintenance expenses and workovers primarily in the Jonah and East Texas areas. Operating costs in both Canada and the U.S. were impacted by higher long-term compensation costs in the first quarter of 2007 compared to the same period in 2006 due to the higher EnCana share price.
Crude Oil and NGLs
Financial Results from Continuing Operations
Three Months Ended March 31

($ millions)	2007				2006
			Foster Creek				Foster Creek
		United	/Christina			United	/Christina
	Canada	States	Lake	Total	Canada	States	Lake	Total

Revenues, Net of Royalties	$375	$54	$220	$649	$308	$61	$183	$552
Expenses
Production and mineral taxes	8	6	—	14	9	5	—	14
Transportation and selling	10	—	124	134	1	—	117	118
Operating	60	—	49	109	60	—	38	98

Operating Cash Flow	$297	$48	$47	$392	$238	$56	$28	$322

Revenues – Crude Oil and NGLs
Revenues, net of royalties, increased in the first quarter of 2007 compared with the same period in 2006 due to:
•	A 19 percent increase in North American liquids prices offset by a 21 percent decrease in North American liquids production volumes; and

•	Realized financial commodity hedging gains totaled $29 million in the first quarter of 2007 compared to losses of $45 million for the same period in 2006.
Crude Oil and NGLs Revenue Variances for 2007 Compared to 2006 from Continuing Operations
Three Months Ended March 31

	2006 Revenues,	Revenue		2007 Revenues,
	Net of	Variances in:		Net of
($ millions)	Royalties	Price (1)	Volume	Royalties

Crude Oil and NGLs
Canada	$308	$132	$(65)	$375
United States	61	(7)	—	54
Foster Creek/Christina Lake	183	215	(178)	220

Total Crude Oil and NGLs	$552	$340	$(243)	$649

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties increased approximately 18 percent in the first quarter of 2007 compared with the same period in 2006 primarily due to the increase in liquids sales prices and liquids realized financial commodity hedging gains offset by a decrease in liquids production volumes.
Total crude oil production at Foster Creek and Christina Lake increased 11 percent to 46,538 bbls/d. After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 45 percent

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
to 23,269 bbls/d. In addition, Canada crude oil production decreased due to the Pelican Lake royalty payout in April 2006 and natural declines in other properties. EnCana’s Pelican Lake property reached payout in April 2006 which increased the royalty payments to the Alberta Government and reduced EnCana’s net revenue interest crude oil volumes by approximately 6,000 bbls/d from the point of payout.
Per Unit Results – Crude Oil
Three Months Ended March 31

	Canada(1)			Foster Creek/Christina Lake
	2007 vs			2007 vs
($ per barrel)	2007	2006	2006	2007	2006	2006

Price (2)	$41.42	17%	$35.39	$33.28	44%	$23.08

Expenses
Production and mineral taxes	1.06	15%	0.92	—	—	—
Transportation and selling	1.27	27%	1.00	3.07	71%	1.80
Operating	8.06	21%	6.67	17.12	65%	10.39

Netback	$31.03	16%	$26.80	$13.09	20%	$10.89

Crude Oil Production Volumes (bbls/d)	84,446	-15%	99,502	23,269	-45%	42,050

(1)	Excludes Foster Creek/Christina Lake.

(2)	Excludes the impact of realized financial hedging.
EnCana’s Canada crude oil price for the first quarter of 2007, excluding the impact of financial hedges, was $41.42 per bbl, an increase of 17 percent compared to the same period in 2006, which reflects the 20 percent increase in the benchmark WCS crude oil price compared to the same period in 2006. Realized financial commodity hedging gains on crude oil were approximately $29 million or $2.34 per bbl for the first quarter of 2007 compared to losses of approximately $45 million or $3.12 per bbl for the comparable period in 2006.
Heavy oil production in the first quarter of 2007 decreased to approximately 61 percent of total oil production in 2007 from approximately 68 percent of total oil production in the comparable period of 2006 mainly as a result of a 50 percent reduction in EnCana’s interests at Foster Creek and Christina Lake, the Pelican Lake royalty payout in April 2006 and natural declines in other properties.
Canada crude oil per unit production and mineral taxes increased 15 percent or $0.14 per bbl in the first quarter of 2007 compared to the same period in 2006 primarily due to the impact of higher overall prices.
Foster Creek/Christina Lake crude oil per unit transportation and selling costs in the first quarter of 2007 increased 71 percent or $1.27 per bbl compared to the same period in 2006 due to approximately 60 percent of volumes being delivered to the U.S. Gulf Coast in the first quarter of 2007 compared to approximately 10 percent for the same period in 2006. Canada crude oil per unit transportation and selling costs increased 27 percent or $0.27 per bbl in the first quarter of 2007 compared to the same period in 2006 primarily due to increased clean oil trucking costs at Weyburn and the impact of reduced net revenue interest volumes from Pelican Lake.
Foster Creek/Christina Lake crude oil per unit operating costs increased 65 percent or $6.73 per bbl in the first quarter of 2007 compared to the same period in 2006. This reflected increased purchased fuel costs at Foster Creek to steam new well pairs prior to commencing production, increased repairs and maintenance and workovers combined with a prior year under accrual of operating costs. Canada crude oil per unit operating costs for the first quarter of 2007 increased 21 percent or $1.39 per bbl compared to the same period in 2006 mainly due to increased workovers, salaries and benefits, chemicals, property taxes and lease rentals and lower net revenue interest production at Pelican Lake as a result of royalty payout in April 2006. In addition, operating costs were impacted by higher long-term compensation costs in the first quarter of 2007 compared to the same period in 2006 due to the higher EnCana share price.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Per Unit Results – NGLs
Three Months Ended March 31

	Canada			United States
	2007 vs			2007 vs
($ per barrel)	2007	2006	2006	2007	2006	2006

Price (1)	$43.26	-11%	$48.84	$47.77	-12%	$54.07

Expenses
Production and mineral taxes	—	—	—	4.56	-12%	5.18
Transportation and selling	0.54	-11%	0.61	0.01	—	0.01

Netback	$42.72	-11%	$48.23	$43.20	-12%	$48.88

NGLs Production Volumes (bbls/d)	10,700	-11%	12,006	12,175	-2%	12,415

(1)	Excludes the impact of realized financial hedging.
The decrease in NGLs realized prices in the first quarter of 2007 compared to the same period in 2006 generally correlates with lower WTI oil prices.
U.S. NGLs per unit production and mineral taxes decreased 12 percent or $0.62 per bbl in the first quarter of 2007 compared to the same period in 2006 mainly as a result of a reduction in the effective production and severance tax rates for Colorado properties.
Upstream Depreciation, Depletion and Amortization
Depreciation, depletion and amortization (“DD&A”) expenses in the first three months of 2007 increased $49 million or 7 percent from the same period in 2006. Unit of production DD&A rates were higher in the first three months of 2007 compared to the same period in 2006 primarily as a result of increased future development costs.
DOWNSTREAM OPERATIONS

	Three Months Ended
Financial Results	March 31
($ millions)	2007	2006

Revenues	$1,343	$—

Expenses
Operating	100	—
Purchased product	1,134	—

Operating Cash Flow	$109	$—

The downstream operations commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity which includes the Wood River and Borger refineries operated by ConocoPhillips.
Revenues reflect EnCana’s 50 percent share of the sale of petroleum products in the United States. On a 100 percent basis, the two refineries have a combined crude oil refining capacity of 452,000 bbls/d and operated at 96 percent of that capacity during the quarter. Including the addition of other processed inputs combined with crude oil, refinery production averaged 457,000 bbls/d through the quarter.
Purchased products, consisting mainly of crude oil, represented 92 percent of total expenses in the quarter. Operating costs for labor, utilities and supplies comprised the balance of expenses for the quarter.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
MARKET OPTIMIZATION

	Three Months Ended
Financial Results	March 31
($ millions)	2007	2006

Revenues	$756	$716

Expenses
Transportation and selling	8	3
Operating	7	18
Purchased product	732	689

Operating Cash Flow	9	6

Depreciation, depletion and amortization	3	3

Segment Income	$6	$3

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
CORPORATE

	Three Months Ended
Financial Results	March 31
($ millions)	2007	2006

Revenues	$(615)	$1,263
Expenses
Operating	(1)	1
Depreciation, depletion and amortization	18	18

Segment Income (Loss)	$(632)	$1,244

Administrative	95	58
Interest, net	101	88
Accretion of asset retirement obligation	14	12
Foreign exchange (gain) loss, net	(12)	44
(Gain) on divestitures	(59)	(9)
First quarter 2007 corporate revenues of $(615) million represent unrealized mark-to-market losses related to financial natural gas and crude oil commodity hedge contracts compared with $1,263 million of unrealized mark-to-market gains in the same period in 2006.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended
	March 31
($ millions)	2007	2006

Continuing Operations
Natural Gas	$(555)	$1,277
Crude Oil	(60)	(14)

	(615)	1,263
Expenses	1	2

	(614)	1,261
Income Tax Expense (Recovery)	(191)	446

Unrealized Mark-to-Market Gains (Losses), after-tax	$(423)	$815

Price volatility has impacted net earnings as a result of EnCana’s price risk management activities. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements and physical contracts. The financial instrument agreements are recorded at the date of the financial statements based on mark-to-market accounting. On March 31, 2007 the forward price curve for the remainder of 2007 for NYMEX gas increased by 14 percent from December 31, 2006 to $8.24 per Mcf while the forward price curve for WTI increased by 4 percent to $68.80 per bbl.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.
Administrative expenses increased $37 million in the first quarter of 2007 compared to the same period in 2006. The increase was primarily due to higher long-term compensation expenses of $24 million as a result of the higher EnCana share price and the balance was due to higher salaries and other related expenses. Administrative expenses in the first three months of 2007 were $0.25 per Mcfe compared with $0.15 per Mcfe in the same period in 2006.
Interest expense in the first quarter of 2007 increased by $13 million from the same period in 2006 as a result of higher outstanding debt. EnCana’s total long-term debt, including current portion, increased $403 million to $7,237 million at March 31, 2007 compared with $6,834 at December 31, 2006. EnCana’s 2007 year-to-date weighted average interest rate on outstanding debt was 5.6 percent, up from an average of approximately 5.5 percent in the same period in 2006.
The foreign exchange gain of $12 million in the three months ended March 31, 2007 is partially due to the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by translation of the partnership contribution receivable. Under Canadian GAAP, EnCana is required to translate these items into Canadian dollars at the period-end exchange rate. Resulting unrealized foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings. Other foreign exchange gains and losses result from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
The gain on divestitures in 2007 relates to the divestiture of interests in Chad in the first quarter.
Income Tax
The effective tax rate for the first quarter of 2007 is 27.1 percent compared to 36.6 percent for the equivalent period in 2006. The decrease is partially due to decreases in the Federal and Alberta corporate tax rates enacted in previous years as well as non-taxable gains resulting from the sale of the Chad interests.
Cash taxes for the first quarter of 2007 were $375 million compared to $331 million in the same period in 2006. The increase of $44 million reflects increased U.S. taxes in 2007.
Further information regarding EnCana’s effective tax rate can be found in Note 10 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings, which are subject to tax, either current or future. There are a variety of items of this type, including:
•	The effects of asset divestitures where the tax values of the assets sold differ from their accounting values;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
•	Adjustments for the impact of legislative tax changes, which have a prospective impact on future income tax obligations; and

•	The non-taxable half of Canadian capital gains or losses.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
CAPITAL EXPENDITURES
Capital Summary

	Three Months Ended March 31
($ millions)	2007	2006

Canada	$871	$1,129
United States	439	537
Other	8	18
Integrated Oilsands	115	220
Market Optimization	1	29
Corporate	49	13

Total Core Capital Expenditures	1,483	1,946
Acquisitions	7	15
Divestitures	(281)	(255)
Discontinued Operations	—	(1,343)

Net Capital Investment	$1,209	$363

EnCana’s capital investment for the three months ended March 31, 2007 was funded by cash flow and debt.
Canada, United States and Other Capital Expenditures
Capital spending during the first quarter of 2007 was primarily focused on continued development of our North American key resource plays.
The $366 million decrease in Canada, United States and Other core capital expenditures in the first quarter of 2007 compared to 2006 was primarily due to:
•	Canada core capital expenditures decreased $258 million to $871 million as a result of reduced drilling and completion costs and lower facilities expenditures; and

•	U.S. core capital expenditures decreased $98 million to $439 million primarily due to reduced drilling and completion activity.
Integrated Oilsands Capital Expenditures
Capital spending during the first quarter of 2007 was primarily focused on continued development of our Foster Creek and Christina Lake resource plays and on upgrades to the Wood River and Borger refineries.
Corporate Capital Expenditures
Corporate capital expenditures in 2007 and 2006 include land purchases and costs related to the development of a Calgary office complex. On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. In addition, capital expenditures have been directed to business information systems and leasehold improvements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Acquisitions, Divestitures and Discontinued Operations
Acquisitions included minor property acquisitions in 2007 and 2006 while divestitures included the sale of interests in Chad and The Bow office project assets in 2007 and sale of the Entrega Pipeline in Colorado in 2006.
Included in Discontinued Operations is the divestiture of EnCana’s Ecuador assets (discussed in the Discontinued Operations section of this MD&A) in 2006 with the proceeds reduced by capital spending prior to the sale.
Discontinued Operations
There are no discontinued operations in 2007. Discontinued operations in the Interim Consolidated Financial Statements include comparative information for:
•	Ecuador; and

•	Midstream
First quarter 2006 net earnings from discontinued operations were $2 million and included realized financial hedge gains of $1 million after-tax and unrealized financial hedge gains of $15 million after-tax.
Ecuador
On February 28, 2006 EnCana completed the sale of its interests in Ecuador operations for $1.4 billion before indemnifications and recorded a loss on sale of $47 million. During the second quarter of 2006, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator. This was an event requiring indemnification under the terms of EnCana’s sale agreement with the purchaser. During the third quarter of 2006, EnCana paid the previously accrued indemnity claim of approximately $265 million calculated in accordance with the terms of the agreement. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.
Midstream
On March 6, 2006, EnCana announced it had reached an agreement to sell its gas storage business interests for approximately $1.5 billion. The sale, to a single purchaser, closed in two stages. The first stage of the sale closed on May 12, 2006 for proceeds of approximately $1.3 billion. On November 17, 2006, EnCana closed the second and final phase with its sale of the Wild Goose storage facility interests in California for proceeds of approximately $0.2 billion after the receipt of regulatory approval. Midstream’s net earnings from discontinued operations in 2006 mainly result from the natural gas storage operations.
Liquidity and Capital Resources

	Three Months Ended March 31
($ millions)	2007	2006

Net cash provided by (used in)
Operating activities	$1,909	$2,297
Investing activities	(1,248)	(197)
Financing activities	(726)	(1,881)

Increase (decrease) in cash and cash equivalents	$(65)	$219

Operating Activities
Cash flow from continuing operations was $1,752 million during the first quarter of 2007 compared to $1,579 million for the same period in 2006. The $173 million increase was primarily due to increased revenues driven by higher liquids prices, realized financial commodity hedging gains and natural gas production volumes partially reduced by lower natural gas prices and liquids production volumes, increased operating expenses and higher cash taxes. Cash flow from continuing operations comprises most of EnCana’s cash provided by operating activities.
Investing Activities
Net cash of $1,248 million was used for investing activities in the first quarter of 2007, an increase of $1,051 million compared to the same period in 2006. The 2006 investing activities were reduced by proceeds received from the divestiture of the Ecuador assets

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
in the first quarter ($1.4 billion). Capital expenditures, including property acquisitions, in the first quarter of 2007 decreased by $471 million compared to the same period in 2006.
Financing Activities
Long-term debt as at March 31, 2007 increased by $434 million compared to December 31, 2006. EnCana’s net debt adjusted for working capital was $7,612 million as at March 31, 2007 compared with $6,566 million as at December 31, 2006. During the first three months of 2007, EnCana purchased 23.3 million of its Common Shares for total consideration of $1,094 million.
On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 4.3 percent and mature on March 12, 2012. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
EnCana had available unused committed bank credit facilities in the amount of $2.9 billion and unused capacity under shelf prospectuses, the availability of which is dependent upon market conditions, for up to $4.0 billion at March 31, 2007.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Service has assigned a rating of A- with a ‘Negative’ outlook, DBRS Limited has assigned a rating of A(low) with a ‘Stable’ trend and Moody’s Investors Service has assigned a rating of Baa2 with a ‘Positive’ outlook.
Financial Metrics

	March 31		December 31
	2007		2006

Net Debt to Capitalization	31%		27%
Net Debt to Adjusted EBITDA (1)	0.9	x	0.6	x

(1)	Adjusted EBITDA is a non-GAAP measure that is defined as earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. Net Debt to Capitalization was 31 percent at March 31, 2007. The increase from the 2006 year end ratio of 27 percent results from the combination of higher long-term debt, a reduction in working capital, including the effect of lower risk management assets, and decreased Shareholders’ Equity as a result of the purchase of common shares.
Free Cash Flow
EnCana’s first quarter 2007 Free Cash Flow was $269 million compared with $(255) million in the same period in 2006, which resulted from a combination of increased total cash flow and reduced capital expenditures.

	Three Months Ended March 31			Year Ended
	2007 vs
	2007	2006	2006	2006

Cash Flow (1)	$1,752	4%	$1,691	$7,161
Core Capital	1,483	-24%	1,946	6,269

Free Cash Flow (2)	$269		$(255)	$892

(1)	Cash Flow is a non-GAAP measure and is defined under “Cash Flow”.

(2)	Free Cash Flow is a non-GAAP measure that EnCana defines as cash flow in excess of core capital investment.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Outstanding Share Data

March 31
(millions)	2007

Common Shares outstanding, beginning of year	777.9
Issued under option plans	3.8
Shares distributed from trust	2.9
Shares purchased (Normal Course Issuer Bid)	(23.3)

Common Shares outstanding, end of period	761.3

Weighted average Common Shares outstanding – diluted	779.6

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at March 31, 2007.
Employees and directors have been granted options to purchase Common Shares under various plans. At March 31, 2007, 8.0 million options without Tandem Share Appreciation Rights (“TSAR”) attached were outstanding, all of which are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted after December 31, 2003 have an associated TSAR attached and employees may elect to exercise either the stock option or the associated Share Appreciation Right (“SAR”). Stock option exercises result in the issuance of new Common Shares while TSAR exercises result in cash payments by the Company. PSUs will not result in the issuance of new Common Shares by the Company as shares are purchased through a trust for payment should performance considerations be met. During the first quarter of 2007, the vesting provisions for the 2004 granted PSUs were met and the Company distributed 2.9 million shares from the trust. At March 31, 2007, there were 2.6 million shares held in trust for distribution upon vesting of outstanding PSUs.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under five consecutive NCIBs. During the three months ended March 31, 2007, EnCana purchased approximately 23.3 million Common Shares for total consideration of $1,094 million compared with 21.3 million Common Shares for total consideration of $978 million during the three months ended March 31, 2006.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. EnCana doubled its quarterly dividend to 20 cents per share in the first quarter of 2007 totaling $153 million. In the first quarter of 2006, EnCana paid a quarterly dividend of 7.5 cents per share totaling $64 million. EnCana raised its quarterly dividend to 10 cents per share in the second quarter of 2006. These dividends were funded by cash flow.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt commitments of $7,232 million at March 31, 2007 are $1,575 million in commitments related to Bankers’ Acceptances and Commercial Paper. These amounts are fully supported and Management expects they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 13 to the Interim Consolidated Financial Statements.
As at March 31, 2007, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 121 Bcf at a weighted average price of $3.79 per Mcf. At March 31, 2007, these transactions had an unrealized loss of $310 million.
Leases
As a normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California antitrust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payments of $20.5 million and $2.4 million, respectively. Court approval of the federal court class action settlement of $2.4 million is pending, court approval having been granted in the state court action. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages that could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
As a result of the new joint venture with ConocoPhillips, EnCana has updated the following significant accounting policies and practices to incorporate the refining business.
•	Revenue Recognition

•	Inventory

•	Property, Plant and Equipment

•	Asset Retirement Obligation
All of these changes can be found in Note 3 to the Interim Consolidated Financial Statements.
New Accounting Standards Adopted
As disclosed in the year-end MD&A, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income. The adoption of these standards has had no material impact on the Company’s net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
Comprehensive Income
The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.
The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI. The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.
The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the March 31, 2007 period end accumulated foreign currency translation adjustment balance of $1,486 million has been reclassified to

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
AOCI (December 31, 2006 — $1,375 million; March 31, 2006 — $1,356 million). In addition, the change in the accumulated foreign currency translation adjustment balance for the three months ended March 31, 2007 of $111 million, is now included in OCI in the Statement of Comprehensive Income (three months ended March 31, 2006 - $94 million).
Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.
Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other liabilities”.
The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Additional information on the Company’s accounting treatment of derivative financial instruments is contained in Note 1 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.
Risk Management
EnCana’s results are affected by
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks);

•	operational risks;

•	environmental, health, safety and security risks; and

•	reputational risks.
Financial Risks
EnCana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various financial instrument agreements. The details of these instruments, including any unrealized gains or losses, as of March 31, 2007, are disclosed in Note 18 to the Interim Consolidated Financial Statements.
EnCana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve targeted investment returns and growth objectives, while maintaining prescribed financial metrics.
With respect to transactions involving proprietary production or assets, the financial instruments generally used by EnCana are swaps or options, which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Commodity Price
To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix the AECO and NYMEX prices, and put and collar options, which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized gain of $62 million at March 31, 2007.
EnCana has also entered into contracts to purchase and sell natural gas as part of its daily ongoing operations of the Company’s proprietary production management. Physical contracts associated with this activity had an unrecognized gain of $25 million at March 31, 2007.
For crude oil price risk, the Company mitigates its exposure to the WTI NYMEX price with fixed price swaps and put options.
To manage its electricity consumption costs, EnCana has entered into two derivative contracts for a term of 11 years.
Foreign Exchange
As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, EnCana may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.
EnCana also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.
Interest Rates
The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana has entered into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.
Credit Risk
EnCana is exposed to credit related losses in the event of default by counterparties. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties credit quality and transactions that are fully collateralized. A substantial portion of EnCana’s accounts receivable is with customers in the oil and gas industry.
Operational Risks
EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often include operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for EnCana’s capital program with the results and identified learnings shared across the Company.
A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.
EnCana also partially mitigates operational risks by maintaining a comprehensive insurance program.
Environmental, Health, Safety and Security Risks
These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, EnCana maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
Security risks are managed through a Security Program designed to protect EnCana’s personnel and assets. EnCana has established an Investigations Committee with the mandate to address potential violations of Company policies and practices and an Integrity Hotline that can be used to raise any concerns regarding EnCana’s operations, accounting or internal control matters.
Climate Change
The Canadian Federal Government (the “Federal Government”) has announced its intention to regulate greenhouse gases and other air pollutants. It is currently developing a framework that outlines its clean air and climate change action plan, including a target to reduce greenhouse gas (“GHG”) emissions and a commitment to regulate industry on an emissions intensity basis in the short term. Currently, the proposed legislation is under review, so there are few technical details regarding the implementation of the government’s plan, but they have made a commitment to work with industry to develop the specifics.
The government of Alberta (the “Alberta Government”) has also passed legislation that will regulate GHG emissions from certain facilities located in the province. The Alberta Government’s legislation is called the Climate Change and Emissions Management Act (“CCEMA”). In March 2007, the Alberta Government proposed amendments to the CCEMA that starting on July 1, 2007 will require facilities that emit more than 100,000 tonnes of GHG per year to reduce their emissions intensity by 12% from a baseline established using an average emissions intensity calculated from reported emissions from 2003 — 2005. The companies that operate these facilities will be given options under the regulations to the CCEMA to allow them to comply with this requirement. These compliance options include making operating improvements, buying offsets to apply against their emission total or making contributions at $15/tonne (CDN) to a new Alberta Government fund that will invest in technology to reduce greenhouse gas emissions in the province.
As these programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business; therefore, it is possible that the Corporation could face increases in operating costs in order to comply with GHG emissions legislation. However, EnCana, in cooperation with the Canadian Association of Petroleum Producers, will continue to work with the Federal Government and the Alberta Government to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	our significant weighting in natural gas;

•	our recognition as an industry leader in CO2 sequestration;

•	our focus on the development of technology to reduce GHG emissions;

•	our involvement in the creation of industry best practices; and

•	our industry leading oilsands steam oil ratio, which translates directly into lower emissions intensity.
EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on our website at www.encana.com.
Reputational Risks
EnCana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting, or with the potential to affect, EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.
Outlook
EnCana plans to continue to focus principally on growing natural gas and crude oil production from unconventional resource plays in North America and to developing its high quality in-situ oilsands resources and expanding the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
Volatility in crude oil prices is expected to continue throughout 2007 as a result of market uncertainties over supply and refining disruptions, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
the world economies. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight US Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked in the past two years and that unconventional resource plays can at least partially offset conventional gas production declines. The industry’s ability to respond to the constrained gas supply situation in North America remains challenged by land access and regulatory issues.
The Company expects its 2007 core capital investment program to be funded from cash flow.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates and inflationary pressures on service costs.
Advisories
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from unconventional resource plays and in-situ oilsands resources; projected production volumes in 2007 for natural gas, crude oil and NGLs in Canada and the United States; projections that continued supply growth in the Rockies area may impact the Rockies basis price prior to the expected addition of pipeline infrastructure; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2007 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2007 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the adequacy of the Company’s provision for taxes; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to partially offset future conventional gas production declines. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2007
MD&A, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play, Estimated Ultimate Recovery, and Unbooked Resource Potential
EnCana uses the terms resource play, estimated ultimate recovery and unbooked resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. EnCana defines Unbooked Resource Potential as quantities of oil and gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play potential and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.89 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share-diluted, Free Cash Flow, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and Adjusted EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.
References to EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)